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                            May 24, 2024

       Kevin Neylan
       Chief Financial Officer
       Federal Home Loan Bank of New York
       101 Park Avenue
       New York, NY 10178-0599

                                                        Re: Federal Home Loan
Bank of New York
                                                            Form 8-K
                                                            Filed March 1, 2024
                                                            File No. 000-51397

       Dear Kevin Neylan:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed March 1, 2024

       Item 1.05. Material Cybersecurity Incidents, page 2

   1. We note the statement that you experienced a cybersecurity incident. Please advise us as to why you determined
to file under Item 1.05 of Form 8-K given the statement that the incident has not had a
material impact on your operations, and you believe it will not materially impact your
financial condition or results of operations.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kevin Neylan
Federal Home Loan Bank of New York
May 24, 2024
Page 2



       Please contact Susan Block at 202-551-3210 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameKevin Neylan                          Sincerely,
Comapany NameFederal Home Loan Bank of New York
                                                        Division of Corporation
Finance
May 24, 2024 Page 2                                     Office of Finance
FirstName LastName